Scott & Stringfellow, Inc.
909 East Main Street, 7th Floor
Richmond, Virginia 23219

December 9, 2005

VIA EDGAR AND FACSIMILE TO (202) 772-9208

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549-0408
Attn: David Lyon

  Re:
  BankGreenville Financial Corporation
  Registration Statement on Form SB-2, as amended
  File No. 333-127409

Dear Mr. Lyon:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "1933 Act"), Scott & Stringfellow, Inc. ("Scott & Stringfellow"), as sole underwriter of the offering described in the above-referenced Registration Statement, hereby joins BankGreenville Financial Corporation in requesting that the above-referenced Registration Statement be declared effective on Monday, December 12, 2005 or as soon thereafter as practicable.

        Scott & Stringfellow hereby confirms that it is aware of its responsibilities under the 1933 Act as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement, as well as its compliance with Rule 460 under the 1933 Act in connection with the distribution of Preliminary Prospectuses and with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

        Scott & Stringfellow hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and (ii) it may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
SCOTT & STRINGFELLOW, INC.
By:	/s/ G. JACOB SAVAGE, III G. Jacob Savage, III, Managing Director

BankGreenville Financial Corporation
116 South Pleasantburg Drive
Greenville, South Carolina 29607

December 9, 2005

VIA EDGAR AND FACSIMILE TO (202) 772-9208

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549-0408
Attn: David Lyon

  Re:
  BankGreenville Financial Corporation
  Registration Statement on Form SB-2, as amended
  File No. 333-127409

Dear Mr. Lyon:

        Pursuant to Rule 461 under the Securities Act of 1933, the undersigned hereby requests that the effective date of the above-referenced registration statement on Form SB-2 be declared effective on Monday, December 12, 2005, or as soon thereafter as is practicable.

        The undersigned, on behalf of BankGreenville Financial Corporation, hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve BankGreenville Financial Corporation from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  BankGreenville Financial Corporation may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
By:	/s/ RUSSEL T. WILLIAMS Russel T. Williams, President and CEO